                                                                   EXHIBIT 99(b)

Management's Discussion and Analysis of                       1998 Annual Report
Financial Condition and Results of Operations


J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney, the purchase of customer receivable balances that arise from the retail credit sales of JCPenney, or a combination of both. No receivables have been purchased by Funding since 1985. The loan agreement between Funding and JCPenney provides for unsecured loans to be made by Funding to JCPenney. Each loan is evidenced by a revolving promissory note and is payable upon demand in whole or in part as may be required by Funding. Copies of Funding's loan and receivables agreements with JCPenney are available upon request.

Funding issues commercial paper through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley Dean Witter to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. The commercial paper was rated "A1" by Standard & Poor's Corporation, "P1" by Moody's Investors Service, and "F1" by Fitch Investors Service, Inc. at the end of fiscal 1998. As of January 1999, JCPenney and Funding's credit ratings were under review for possible downgrade.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover interest expense at a coverage ratio of at least one and one-half times.

In 1998, net income decreased to $35 million from $43 million in 1997. Net income for 1997 increased from $38 million in 1996. The decrease in 1998 is attributed to lower lending levels and lower interest rates. The increase in 1997 is attributed to higher lending levels and higher interest rates. Interest expense was $106 million in 1998 compared with $127 million in 1997 and $111 million in 1996. Interest earned from JCPenney was $160 million in 1998 compared to $193 million in 1997 and $169 million in 1996.

Commercial paper borrowings averaged $1,922 million in 1998 compared to $2,129 million in 1997 and $1,827 million in 1996. The average interest rate on commercial paper was 5.5 per cent in 1998, down from 5.6 per cent in 1997 and up from 5.5 percent in 1996.

Committed bank credit facilities available to Funding and JCPenney as of January 30, 1999 amounted to $3 billion. The facilities, as amended and restated, support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. There were no outstanding borrowings under these credit facilities during fiscal 1998.

JCPenney has initiated actions to address the Year 2000 issue relating to Funding. Year 2000 readiness work was more than 90 per cent complete as of January 30, 1999. Since January 1999, JCPenney has been retesting all systems critical to JCPenney's core businesses. JCPenney has also focused on the Year 2000 readiness of its suppliers and service providers, both independently and in conjunction with the National Retail Federation. Total costs associated with these efforts are not expected to have a material impact on the financial results of either JCPenney or Funding. In addition, Funding has communicated with its commercial paper dealers to determine their Year 2000 readiness. However, there can be no guarantee that the systems of these commercial paper dealers on which Funding relies will be converted in a timely manner, or that a failure to convert would not have a material adverse effect on Funding's operations.

We would like to express our appreciation to the institutional investment community, as well as to our credit line participants and commercial paper dealers for their continued support during 1998.

Robert B. Cavanaugh
Chairman of the Board
February 25, 1999

Statements of Income                            J. C. Penney Funding Corporation
($ in millions)

For the Year                                              1998    1997   1996
                                                        ---------------------

Interest income from JCPenney........................   $  160  $  193  $ 169


Interest expense.....................................      106     127    111
                                                        ------  ------  -----

Income before income taxes...........................       54      66     58
   Income taxes......................................       19      23     20
                                                        ------  ------  -----
Net income...........................................   $   35  $   43  $  38
                                                        ======  ======  =====


Statements of Reinvested Earnings
($ in millions)
                                                          1998    1997   1996
                                                        ---------------------

Balance at beginning of year.........................   $1,007  $  964  $ 926
Net income...........................................       35      43     38
                                                        ------  ------  -----
Balance at end of year...............................   $1,042  $1,007  $ 964
                                                        ======  ======  =====


See Notes to Financial Statements on page 7

Balance Sheets                                  J. C. Penney Funding Corporation
(In millions except share data)


                                                   1998    1997
                                                 --------------

Assets
Loans to JCPenney..............................  $3,129  $2,591
                                                 ======  ======

Liabilities and Equity of JCPenney
Current Liabilities
Short term debt................................  $1,924  $1,416
Due to JCPenney................................      18      23
                                                 ------  ------
     Total Current Liabilities.................   1,942   1,439


Equity of JCPenney
Common stock (including contributed
capital), par value $100:
     Authorized, 750,000 shares -
     issued and outstanding, 500,000 shares....     145     145
Reinvested earnings............................   1,042   1,007
                                                 ------  ------
     Total Equity of JCPenney..................   1,187   1,152
                                                 ------  ------
     Total Liabilities and Equity of JCPenney..  $3,129  $2,591
                                                 ======  ======

See Notes to Financial Statements on page 7

Statements of Cash Flows                        J. C. Penney Funding Corporation
($ in millions)



For the Year                                      1998       1997      1996
                                                 --------------------------

Operating Activities
Net income....................................   $  35   $     43   $    38
(Increase)Decrease in loans to JCPenney.......    (538)     2,471    (2,499)
Increase(Decrease) in amount due to JCPenney..      (5)        22        (9)
                                                 -----   --------   -------
                                                 $(508)  $  2,536   $(2,470)

Financing Activities
Increase(Decrease) in short term debt.........   $ 508   $ (2,536)  $ 2,470

Supplemental Cash Flow Information
Interest paid.................................   $ 106   $    127   $   111
Income taxes paid.............................   $  23   $      2   $    28

See Notes to Financial Statements on page 7

Independent Auditors' Report                    J. C. Penney Funding Corporation

To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 30, 1999 and January 31, 1998, and the related statements of income, reinvested earnings, and cash flows for each of the years in the three-year period ended January 30, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 30, 1999 and January 31, 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended January 30, 1999 in conformity with generally accepted accounting principles.

                                 /s/ KPMG LLP

                                                                        KPMG LLP
Dallas, Texas
February 25, 1999

--------------------------------------------------------------------------------
Notes to Financial Statements

Nature of Operations
--------------------

J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The principal business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad.

Definition of Fiscal Year

Funding's fiscal year ends on the last Saturday in January. Fiscal 1998 ended January 30, 1999, fiscal 1997 ended January 31, 1998, and fiscal 1996 ended January 25, 1997. Fiscal 1997 was a 53- week year and Fiscal 1998 and 1996 were 52-week years.

Commercial Paper Placement
--------------------------

Funding places commercial paper solely through dealers. The average interest rate on commercial paper at year end 1998, 1997, and 1996 was 5.1%, 5.7%, and 5.5%, respectively.

Summary Of Accounting Policies

Income Taxes

Funding's taxable income is included in the consolidated federal income tax return of JCPenney. Income taxes in Funding's statement of income are computed as if Funding filed a separate federal income tax return.

Use of Estimates

Funding's financial statements have been prepared in conformity with generally accepted accounting principles. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third party specialists where appropriate, actual results could differ from these estimates.

New Accounting Rules
--------------------

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, in June 1997. This statement, which was effective for fiscal years beginning after December 15, 1997, had no impact on Funding as comprehensive income is equal to net income.

Loans to JCPenney
-----------------

Funding and JCPenney are parties to a Loan Agreement which provides for unsecured loans, payable on demand, to be made from time to time by Funding to JCPenney for the general business purposes of JCPenney, subject to the terms and conditions of the Loan Agreement. Under the terms of the Loan Agreement, Funding and JCPenney agree upon a mutually-acceptable earnings coverage of Funding's interest and other fixed charges. The earnings to fixed charges ratio has historically been at least one and one-half times.

Committed Bank Credit Facilities
--------------------------------

Committed bank credit facilities available to Funding and JCPenney as of January 30, 1999 amounted to $3 billion. The facilities, as amended and restated, support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. There were no outstanding borrowings under these credit facilities at January 30, 1999.

Fair Value of Financial Instruments
-----------------------------------

The fair value of short term debt (commercial paper) at January 30, 1999 and January 31, 1998 approximates the amount as reflected on the balance sheet due to its short average maturity.

The fair value of loans to JCPenney at January 30, 1999, and January 31, 1998 also approximates the amount reflected on the balance sheet because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.

Five Year Financial Summary                     J. C. Penney Funding Corporation
($ in millions)



At Year End                                  1998     1997      1996      1995      1994
                                           ----------------------------------------------
Capitalization
      Short term debt
           Commercial paper..............  $1,924    $1,416    $2,049    $1,482    $2,074
           Credit line advance...........      --        --     1,903        --        --
                                           ------    ------    ------    ------    ------
               Total short term debt.....   1,924     1,416     3,952     1,482     2,074

      Equity of JCPenney.................   1,187     1,152     1,109     1,071     1,028
                                           ------    ------    ------    ------    ------
Total capitalization.....................  $3,111    $2,568    $5,061    $2,553    $3,102
                                           ======    ======    ======    ======    ======

Committed bank credit facilities.........  $3,000    $3,000    $6,000    $3,000    $2,500


For the Year

Income...................................  $  160    $  193    $  169    $  194    $  143
Expenses.................................  $  106    $  127    $  111    $  128    $   94
Net income...............................  $   35    $   43    $   38    $   43    $   32
Fixed charges - times earned.............    1.52      1.52      1.52      1.52      1.52

Peak short term debt.....................  $3,117    $4,295    $4,010    $2,771    $2,649

Average debt.............................  $1,938    $2,247    $2,041    $2,145    $1,990

Average interest rates...................    5.5%      5.6%      5.5%      5.9%      4.6%

Quarterly Data                                  J. C. Penney Funding Corporation
($ in millions) (Unaudited)

                                     First                Second                 Third               Fourth
                               -----------------   -------------------   --------------------  ------------------
                                1998  1997  1996    1998   1997   1996    1998   1997   1996    1998  1997   1996
                               -----  ----  ----   -----  -----  -----   -----  -----  -----   -----  ----  -----
Income.......................  $  34    82    32      33     29     33      46      35    36      47    47     68
Expenses.....................  $  22    54    21      22     19     22      30      23    24      32    31     44
Income before taxes..........  $  12    28    11      11     10     11      16      12    12      15    16     24
Net income...................  $   8    18     7       7      7      7      10       8     8      10    10     16
Fixed charges -
  times earned...............   1.52  1.52  1.52    1.52   1.52   1.52    1.52    1.52  1.52    1.52  1.52   1.52

Committed Revolving Credit Facilities
as of January 30, 1999


Bank of America NT & SA                 Mellon Bank, N.A.
Bank of Hawaii                          Morgan Guaranty Trust Company
The Bank of New York                       of New York
The Bank of Tokyo-Mitsubishi, Ltd.      National Australia Bank Limited
Bank One, Texas N.A.                    NationsBank, N.A.
BankBoston, N.A.                        The Northern Trust Company
Bankers Trust Company                   PNC Bank, N.A.
Barclays Bank PLC                       Royal Bank of Canada
The Chase Manhattan Bank                The Sakura Bank, Ltd.
Citibank, N.A.                          State Street Bank & Trust Company
Credit Agricole Indosuez                SunTrust Bank, Atlanta
Credit Suisse First Boston              UMB Bank, N.A.
First National Bank of Chicago          U.S. Bank National Association
First Security Bank of Utah, N.A.       Wachovia Bank, N.A.
First Union National Bank               Wells Fargo Bank, N.A.
Firstar Bank  Milwaukee, N.A.
Fleet National Bank
The Fuji Bank, Ltd.
Hibernia National Bank
Istituto Bancario San Paolo di
   Torino S.p.A.
Marine Midland Bank